Exhibit 99.1

Waldencast plc Announces First Half 2026 Financial Results

September 28, 2026 – New York, New York – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), the parent company of Milk Makeup, the clean prestige beauty brand born from the creative community of Milk Studios in downtown New York City, today announced operating results for the six months ended June 30, 2026 (“H1 2026”) and provided a business update.
On July 30, 2026, the Company completed the sale of the Obagi Medical business to Bridgepoint. The Company determined that this disposal met the criteria for classification as held for sale and represented a strategic shift that will have a major effect on the Company’s operations and financial results. Accordingly, the assets and liabilities of the Obagi Medical segment have been classified as held for sale, and the results of the Obagi Medical operations are presented as discontinued operations for all periods presented in this release. The continuing operations include the results from Milk Makeup and Central Headquarters.

Key Figures

•Net Revenue from Continuing Operations/Net Loss from Continuing Operations: Net revenue from continuing operations for the first half of 2026 was $26.1 million, a 57.1% decrease versus $60.9 million in the first half of 2025. Net loss from continuing operations for the first half of 2026 was $94.9 million, a 96.5% increase, compared to $48.3 million for the first half of 2025.
•Adjusted EBITDA: Consolidated Adjusted EBITDA from continuing operations was $(23.2) million, compared with $0.02 million in the first half of 2025, primarily driven by the decline in Milk Makeup’s Adjusted EBITDA.
•Milk Makeup: Milk Makeup Net revenue for the first half of 2026 was $26.1 million, a 57.1% decrease over the first half of 2025 while Adjusted EBITDA was $(14.8) million compared to $9.7 million for the same period of last year.
•Obagi Medical: The Company completed the sale of the Obagi Medical business to Bridgepoint on July 30, 2026. Accordingly, the assets and liabilities of the Obagi Medical segment have been classified as held for sale, and the results of the Obagi Medical operations are presented as discontinued operations for all periods presented in this release.
•Liquidity: Cash and cash equivalents from continuing operations were $7.0 million as of June 30, 2026, compared with $5.0 million as of December 31, 2025. On closing of the Obagi Medical sale, on July 30, 2026, the Company received net cash proceeds of $149.9 million after repaying $178.4 million of outstanding indebtedness under the Lumina Credit Agreement in full. Cash and cash equivalents from continuing operations were $138.6 million as of August 31, 2026.
•Outstanding Shares: As of August 31, 2026, we had 127,206,117 ordinary shares outstanding, consisting of 119,371,780 Class A shares and 7,834,337 Class B shares.

Letter to Shareholders
To our Shareholders,
The sale of Obagi Medical and the completion of our strategic review mark a new chapter for the Company, focused entirely on Milk Makeup. With our debt fully repaid, we are simplifying the organization and substantially reducing overhead costs to support the brand’s growth. Together with our new leadership team, we are focused on strengthening our core product range, reconnecting with consumers and improving execution.
In July, we completed the sale of Obagi Medical to Bridgepoint in a transaction valued at up to $460 million. Together with the $82.5 million previously received from the sale of the Obagi Medical rights in Japan to Rohto Pharmaceutical, announced in November 2025, total expected proceeds from the Obagi Medical disposals amount to up to $542.5 million. This is a meaningful outcome against Obagi Medical’s 2025 net revenue of $161.6 million and Adjusted EBITDA of $19.4 million.
The proceeds from the Obagi Medical transactions allowed us to fully repay our outstanding Senior Term Loan with Lumina. We now have a materially stronger balance sheet and the flexibility to wisely invest behind Milk Makeup. The Board is reviewing the allocation of the remaining proceeds with the same discipline we bring to every capital allocation decision.
Following the Obagi Medical disposal, the Board approved the voluntary delisting of the Company’s Class A ordinary shares and warrants from Nasdaq and their deregistration under the Exchange Act as announced on September 14, 2026. Following the delisting, the Company intends to seek to have its Class A ordinary shares and warrants quoted in an over-the-counter market under the ticker “MLKM”, where it intends to disclose financial performance on a semi-annual basis.
The costs of operating as a public company with securities listed on Nasdaq have become disproportionate to the size of the Company. Recurring central headquarters costs were $18.5 million in 2025; we estimate that 80% to 90% of these costs can be eliminated off an annual run-rate basis over the next eight to twelve months. Delisting and deregistration are also expected to allow senior management and finance teams to focus their attention on Milk Makeup, a brand we believe has significant growth potential.
Subject to shareholder approval, the Company will also be renamed Milk Makeup plc to reflect its sole operating brand following the sale of Obagi Medical.
Milk Makeup First Half Performance
Milk Makeup’s first half results reflect a period of transition. Net revenue for the first half of 2026 was $26.1 million, a 57.1% decrease versus $60.9 million in the first half of 2025. Adjusted EBITDA was negative $14.8 million, compared with $9.7 million a year ago. During the period we recorded a non-cash goodwill impairment charge of $52.3 million against the Milk Makeup reporting unit.
The year-over-year comparison included approximately $10.0 million of pipeline shipments in the first half of 2025 with no equivalent in 2026. Softer consumer demand, a gap in the innovation calendar and elevated retailer inventory also constrained replenishment. During the first half of 2026, we also reduced trade inventory and withdrew legacy Sticks products ahead of the August relaunch.
Gross margin was 53.7% compared with 67.3% a year ago, including $4.2 million of costs associated with the prior generation Sticks — $3.6 million of customer allowances and returns deducted from net revenue, and $0.6 million of inventory write-offs in cost of goods sold. Excluding these non-recurring costs, gross margin would have been 61.3%.

Adjusted EBITDA performance primarily reflected a decline in sell-in volumes that substantially exceeded the decline in sell-out volumes. Marketing investments decreased by $2.7 million in the first half of 2026 due to the timing of planned spending, although we expect investments to increase on a full year basis. Supply chain and logistics costs also declined. General and administrative expenses increased $0.9 million against the prior period, reflecting costs associated with changes to the leadership team.
The first-half results largely reflect decisions and actions taken in 2025, based on the information available at the time. Four factors account for the vast majority of the revenue decline, each of which is being directly addressed by the new management team as part of the transition plan:
1)Innovation calendar: The absence of an early summer launch in 2026, compared with four launches in the prior-year period, left the portfolio without new products at one of the category’s most active times of year.
•The August 2026 introduction of the next generation of Sticks alongside the Lip Line + Fill range restarted our innovation cadence.
2)Portfolio choices: Certain 2025 launches did not recruit enough new consumers or generate sufficient incremental demand and, in some cases, diverted investment from the core portfolio.
•We are now focusing on fewer, bigger launches rooted in consumer insight and our Hydro and Sticks platforms.
3)Product renovation: Our previous generation of Sticks did not keep pace with the market, and its quality and value fell behind consumer expectations over time.
•We withdrew legacy inventory and rebuilt the Sticks franchise from the ground up, introducing improved formulas, updated packaging and refreshed shade assortments.
4)Distribution expansion: In prior years, expansion outpaced field education and marketing support, leading to lower productivity per door.
•We are investing in retail execution and prioritizing productivity in existing doors before further expansion.

Our Strategy to Get Back to Growth
Milk Makeup enters its next chapter with a distinctive identity. Founded in 2016 in the creative community of Milk Studios, the brand celebrates its 10th anniversary this year. Clean, vegan, and cruelty-free from the start, Milk Makeup stands for self-expression and inclusion through its all-gender “Live Your Look” proposition setting us apart from our clean-beauty peers: “Milk Makeup – Born in NYC.”
Our co-founders, Zanna Roberts Rassi and Mazdack Rassi, are now back at the center of the brand’s creative direction, product vision and cultural relevance, reconnecting Milk Makeup with the New York City roots and creative energy that made it distinctive.
Our rebuilt leadership team combines deep beauty experience with longstanding knowledge of Milk Makeup across creative, product, finance, operations, marketing and merchandising.
•Ali Wente — General Manager, North America: Brings more than 25 years of beauty leadership across Coty Luxury, Estée Lauder Companies, LVMH and PE brands, with deep experience across omni business in makeup, skincare and fine fragrance. Ali owns the North America P&L and our key retailer relationships, with a mandate to improve productivity across our existing distribution, deepen retailer partnerships and strengthen in-store execution.
•Vanessa Barretieri — General Manager, International: Brings more than 20 years of experience across luxury, beauty and hospitality, including senior leadership roles at Elemis and Shiseido. Vanessa owns the International P&L and brings significant experience leading through transformation, restructuring organizations and building sustainable, profitable regional growth.
•Heather Park — CMO (joining on October 26, 2026): Brings more than 20 years of beauty marketing experience across global and founder-led brands, including leadership roles at NARS, MAC and Origins within Estée Lauder Companies, Farmacy Beauty and dpHUE. Her experience spans brand building, digital commerce, influencer marketing and product launches, combining creative storytelling with commercial discipline. At Milk, Heather will lead marketing, focused on strengthening consumer engagement, bringing Marketing, Product and Creative closer together, and driving growth.
•Josephine Smithwick — CFO/COO: Brings 25 years of finance and operating experience across beauty and consumer businesses, including leadership roles at Estée Lauder supporting Tom Ford Beauty and the Estée Lauder namesake brand, and as CFO of Revance Skincare. She began her career in investment banking at J.P. Morgan. At Milk, Josephine leads finance and operations, focused on financial discipline, operational efficiency and profitable growth.
•Marie Noorbergen — Executive Creative Officer: Brings deep creative experience across Base Design, Apple, Amazon Beauty, Dior and Kenzo, as well as an important connection to Milk’s history: Base Design created Milk’s original visual identity. She is leading the evolution of Milk’s creative expression, reconnecting the brand with its original New York DNA while making it relevant to today’s consumer.
•Frank B. — Global Artistic Director: Brings more than 25 years as an editorial makeup artist, with work spanning Vogue and clients including Taylor Swift, Hailey Bieber and Kendall Jenner. Frank connects professional artistry, product development and brand storytelling, ensuring that innovation begins with how consumers and artists actually use product while bringing greater authority and cultural relevance to Milk’s creative expression.
•Donna Shon — Head of Global Merchandising: Brings more than 20 years of experience shaping the world of luxury across fashion, lifestyle, and beauty, with a career spanning LVMH, Ralph Lauren, and Michael Kors, alongside partnerships with Coty, Revlon, and Estée Lauder. With an instinctive eye for brand, product, and culture, she translates Milk's creative vision into global strategies that build desire, sharpen relevance, and unlock meaningful growth—connecting exceptional products with the right customer, market, and moment.

In addition to a great team, our strategy rests on three choices. First, we are refocusing on our core consumer: creative, urban, premium-minded, in her late twenties and thirties, and drawn to clean, all-gender self-expression. Second, we are concentrating on two franchises, with Hydro driving growth today and Sticks as the second pillar we are rebuilding. Third, we are focused on winning in North America first and expanding our global footprint on a selective basis, with investment tied to productivity and healthy inventory levels.
Five priorities put these choices into practice.
1)Restore brand relevance: We are reconnecting Milk Makeup with its roots in Milk Studios and its New York DNA through creator-led, culturally relevant marketing designed to strengthen the brand’s connection with its community to win back share of voice in a saturated market. Our first proof point is “New York Found Me,” launched on September 14, 2026 — a founder-led campaign starring Wet Leg’s Rhian Teasdale and directed by Arnaud Uyttenhove. The campaign generated over five million YouTube views within its first four days, while its creative concept extended beyond Milk’s owned channels through earned media and broader fashion, music and creative industry coverage
2)Rebuild retail partnerships: We are rebuilding our retail partnerships and strengthening execution at the point of sale. In the third quarter of 2026, we invested approximately $4.0 million in capital expenditures to install fully redesigned gondolas in U.S. Sephora stores and approximately $1.0 million to rebuild our field organization, significantly increasing in-store coverage, education, events and execution. Our priority is to win where we already are before expanding further. In North America, that means improving productivity across Sephora, Ulta and Amazon; internationally, it means resetting markets before accelerating growth.
3)Restore the innovation engine: Hydro is now approximately half of the business and growing 69% year over year, while Sticks is being rebuilt as the second pillar. Our innovation strategy is increasingly focused on extending and strengthening these franchises—using newness to recruit consumers, drive traffic and retailer productivity, and support replenishment across the existing portfolio. We will focus on fewer, bigger launches aimed at our target consumer.
4)Rebuild brand engagement: Our community of more than four million people across Instagram and TikTok offers an opportunity to improve conversion to sales. We are focusing marketing on our core franchises and strengthening social commerce support.
5)Improve inventory, planning, and working capital management: We have moved to an integrated monthly planning cycle across demand, supply and finance, supported by weekly reviews of weeks of supply, service levels and cash with clear ownership and accountability.
This is a year of transformation and investment for Milk Makeup. With no debt and a stronger balance sheet, we are aligning our cost structure with the business and investing in the products, people and retail execution needed for growth.
We are as excited as ever about Milk Makeup’s long-term potential. Hydro is our established growth engine, while we are rebuilding the relaunched Sticks franchise as a second core pillar. With an energized leadership team and a more disciplined operating model, the brand is reconnecting with its creative and cultural roots and, reengaging with its core consumers. We have strong distribution, an engaged community and a clear understanding of the work ahead.
We believe enduring companies are built around a clear and ambitious long-term destination - one that aligns people, priorities and capital behind what the business can become. Our vision for Milk Makeup extends well beyond the horizon we are setting today. At its heart is a commitment to building real, lasting consumer demand and an unmistakably differentiated brand - one that stays true to Milk’s legacy of creativity, community and culture while continually evolving for the generations to come. We are determined to be a brand that people do not just buy, but actively seek out, talk about and want to be part of.

Our next milestone on that journey is to double 2025 revenue over the course of the next five years while building toward an Adjusted EBITDA margin in the mid-20s, once the brand is back at scale. This is not financial guidance or a forecast for any particular period: it is our North Star for the next chapter. It sets the level of our ambition, energizes our team and informs the choices we make, the capabilities we build and the investments we prioritize along the way.
Thank you for your continued support,

Felipe Dutra	Mazdack Rassi
Executive Chairman	Founder & President

Financial Highlights
On July 30, 2026, the Company completed the sale of the Obagi Medical business to Bridgepoint. At closing, the Company paid down in full $178.4 million of outstanding indebtedness under the Lumina Credit Agreement, including a prepayment premium of $27.0 million, and received net cash proceeds of $149.9 million, after that debt paydown and $3.0 million placed into an escrow account. An affiliate of Bridgepoint also issued to the Company a Fixed Vendor Note in the principal amount of $10.0 million and an Adjustable Vendor Note in the principal amount of $20.0 million. The Company may receive additional contingent consideration in the form of earnout payments of up to $64.0 million, based on the future performance of the Obagi Medical business for fiscal years 2026 and 2027.
The Company determined that this disposal met the criteria for classification as held for sale and represented a strategic shift that will have a major effect on the Company’s operations and financial results. Accordingly, the assets and liabilities of the Obagi Medical segment have been classified as held for sale, and the results of the Obagi Medical operations are presented as discontinued operations for all periods presented in this release. Please refer to the summaries of the assets and liabilities of, and the results from, discontinued operations as of and for the six months ended June 30, 2026, respectively, and comparative period.

WALDENCAST PLC
ADJUSTED EBITDA AND EBITDA MARGIN RECONCILIATION
(In thousands of U.S. dollars, except for percentages)

	Six months ended June 30, 2026			Six months ended June 30, 2025
	Milk Makeup	Central Headquarters	Waldencast (Total)	Milk Makeup	Central Headquarters	Waldencast (Total)
Net Loss from Continuing Operations	$(76,734)	$(18,118)	$(94,852)	$(20,837)	$(27,459)	$(48,296)
Adjusted For:
Depreciation and amortization	9,000	—	9,000	9,182	—	9,182
Interest expense, net	(6)	11	5	(6)	10,585	10,579
Income tax expense	54	13	67	35	10	45
Loss on extinguishment of debt	—	—	—	—	2,116	2,116
Stock-based compensation expense	475	3,715	4,190	1,111	4,931	6,042
Restatement and related costs(1)	—	523	523	—	1,447	1,447
Merger and acquisition related costs(2)	—	(43)	(43)	—	2,179	2,179
Change in fair value of assets and liabilities	—	204	204	—	(2,587)	(2,587)
Loss on impairment of goodwill	52,265	—	52,265	19,960	—	19,960
Strategic review costs	—	4,147	4,147	—	—	—
Foreign currency translation (gain) loss	251	1,120	1,371	179	(1,484)	(1,306)
Other non-recurring costs(3)	(120)	22	(98)	63	596	660
Adjusted EBITDA from Continuing Operations	$(14,815)	$(8,406)	$(23,221)	$9,687	$(9,666)	$21
Net Revenue from Continuing Operations	$26,102	$—	$26,102	$60,858	$—	$60,858
Net Loss % of Net Revenue from Continuing Operations	(294.0)%	N/A	(363.4)%	(34.2)%	N/A	(79.4)%
Adjusted EBITDA Margin from Continuing Operations	(56.8)%	N/A	(89.0)%	15.9%	N/A	0.0%
(1) Includes mainly legal, advisory, and consultant fees related to regulatory investigations associated with the financial restatement of the 2020-2022 period.
(2) Includes legal and advisory fees, including due diligence and contract negotiations, related to the acquisition of Novaestiq Corp. in FY 2025.
(3) Other non-recurring costs not directly attributable to the above categories, primarily tax restructuring costs in FY 2025.

Milk Makeup Goodwill
During the six months ended June 30, 2025, the Company recorded a non-cash impairment charge of $20.0 million within the Milk Makeup reporting unit to reduce the goodwill balance to $115.1 million. During the six months ended June 30, 2026, the Company recorded an additional non-cash impairment charge of $52.3 million within the Milk Makeup reporting unit to further reduce the goodwill balance to $62.8 million.
Goodwill Assumptions
The specific critical assumptions used in the fair value determination of Milk Makeup reporting unit include:
•Revenue and Profitability Forecasts: Management’s forecast of revenue growth and Adjusted EBITDA margins is based on a five-year projection period through 2031. The forecast reflects management’s plan to return the reporting unit to growth through a renewed focus on the core consumer and concentrated investment in the Hydro and Sticks franchises, beginning with the August 2026 relaunch of the next generation of Sticks, under the leadership of a new management team. Because these initiatives are at an early stage, management risk-adjusted the forecast and captured the remaining execution risk through the increased Company Specific Risk Premium (CSRP) described below.
•Long-term Growth Rate: A long-term growth rate of 3% was applied to cash flows beyond 2031 (the terminal period) using the Gordon Growth Model, reflecting management’s expectations of long-term, sustainable growth aligned with industry norms.
•Discount Rate: A discount rate of 16.0% was used for the Discounted Cash Flow (DCF) method and is based on the reporting unit’s Weighted Average Cost of Capital (WACC), which includes a CSRP. The CSRP is re-evaluated annually, or as needed, based on forecast reliability and reflects business risk, including contingency allocations and sensitivity to underperformance scenarios. The CSRP applied in this test was 5%, compared with 2% in the prior test, reflecting the current transition period.
•Market Multiple: Under the Guideline Public Company (GPC) method, an Enterprise Value (EV)-to-Revenue multiple of 1.75x was applied to the 2027 projection since the 2026 results are not representative of the expected reporting unit’s go-forward operations.
•Method Weighting: Management determined fair value using a weighted average of the DCF method (80%) and the GPC method (20%). The greater weighting of the DCF method reflects the limited comparability of guideline public companies, which are generally larger and more diversified; this weighting results in a lower fair value than an equal weighting of the two methods.
In determining fair value, the Company acknowledges the inherent degree of uncertainty associated with key valuation assumptions, which are, by nature, forward-looking estimates. The following illustrates the effect of reasonably possible changes in individual key assumptions, with all other assumptions held constant:
•Revenue and Profitability Forecasts: A 5% decrease in projected Adjusted EBITDA in each year of the projection period would reduce the estimated fair value by approximately 41.6%, or $74.7 million. A decrease of this magnitude would result in an additional impairment charge limited to the remaining goodwill balance of $62.8 million, while an increase would not result in the reversal of previously recognized impairment charges.
•Long-term Growth Rate: A 0.5 % decrease in the long-term growth rate would reduce the estimated fair value by approximately 1.4%, or $2.4 million.
•Discount Rate: A 1% increase in the discount rate would reduce the estimated fair value by approximately 8.1%, or $14.6 million. Conversely, a 1% decrease in the discount rate would increase the estimated fair value by approximately 9.6% or $17.2 million.
•Market Multiple: Using a EV-to-Revenue multiple of 1.5x would reduce the GPC method output by 14.3% and the estimated fair value by approximately 2.9%, or $5.3 million.

•Method Weighting: Changing the current method weighting from 80% DCF and 20% GPC to an equal weighting of 50% each would increase the estimated fair value by approximately 0.9%, or $1.6 million.
While we believe that the Company has used reasonable estimates and assumptions to determine the fair value of the Milk Makeup reporting unit, future events or changes in circumstances could lead to material changes in key assumptions, which could result in additional goodwill impairment.

WALDENCAST PLC
SUMMARY OF UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	June 30, 2026	December 31, 2025
Cash, cash equivalents, and restricted cash	$7,818	$5,835
Accounts receivable, net	5,265	18,395
Inventories	27,100	31,167
Prepaid expenses and other current assets	1,859	6,966
Current assets from discontinued operations - held for sale	436,414	64,580
Total current assets	478,456	126,943
Intangible assets, net	95,813	103,688
Goodwill	62,847	115,112
Other non-current assets	9,614	10,477
Noncurrent assets from discontinued operations - held for sale	—	389,941
Total assets	$646,730	$746,161

Accounts payable	$14,049	$12,396
Other current liabilities	30,197	30,352
Current liabilities from discontinued operations - held for sale	55,483	31,798
Total current liabilities	99,729	74,546
Long-term debt, net	149,305	135,752
Other non-current liabilities	6,480	6,895
Noncurrent liabilities from discontinued operations - held for sale	—	28,870
Total liabilities	255,514	246,063
Total Shareholders' equity	$391,216	$500,098

WALDENCAST PLC
UNAUDITED CONDENSED CONSOLIDATED CASH FLOW DATA
(In thousands of U.S. dollars)

	Six months ended June 30, 2026	Six months ended June 30, 2025
Net loss from continuing operations	$(94,852)	$(48,296)
Non-cash expenses	81,340	36,400
Changes in operating assets and liabilities	22,048	(5,525)
Net cash provided by (used in) operating activities from continuing operations	8,536	(17,421)
Net cash provided by (used in) investing activities - continuing operations	(441)	(1,942)
Net cash provided by (used in) financing activities - continuing operations	(785)	10,074
Net cash provided by (used in) operating activities - discontinued operations	(18,637)	5,915
Net cash provided by (used in) investing activities - discontinued operations	(546)	(1,392)
Effect of foreign exchange rates on cash and cash equivalents	150	(1,060)
Change in cash, cash equivalents and restricted cash	(11,723)	(5,826)
Cash, cash equivalents and restricted cash, beginning of period	31,893	16,302
Cash, cash equivalents and restricted cash, end of period	20,170	10,476
Less: cash, cash equivalents and restricted cash, end of period - discontinued operations	(12,352)	(5,189)
Cash, cash equivalents and restricted cash, end of period - continuing operations	$7,818	$5,287

WALDENCAST PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)
(In thousands of U.S. dollars, except share and per share data)

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Net revenue from continuing operations	$26,102	$60,858
Cost of goods sold	12,094	19,886
Gross profit	14,008	40,972
Selling, general and administrative	54,969	60,408
Loss on impairment of goodwill	52,265	19,960
Total operating expenses	107,234	80,368
Operating loss from continuing operations	(93,226)	(39,396)
Interest expense, net	5	10,579
Loss on extinguishment of debt	—	2,116
Change in fair value of derivative warrant liabilities	204	(2,587)
Other expense (income), net	1,350	(1,253)
Total other expenses (income), net	1,559	8,855
Loss from continuing operations, before income taxes	(94,785)	(48,251)
Income tax benefit	67	45
Net loss from continuing operations	(94,852)	(48,296)
Net loss from discontinued operations, net of income taxes	(18,688)	(136,930)
Net loss	$(113,540)	$(185,226)
Net loss attributable to noncontrolling interests - continuing operations	$(6,022)	$(4,116)
Net loss attributable to noncontrolling interests - discontinued operations	$(1,186)	$(11,671)
Net loss attributable to Class A shareholders	$(88,830)	$(44,180)
Net loss attributable to Class A shareholders - discontinued operations	$(17,502)	$(125,259)
Net loss per share attributable to Class A shareholders - basic and diluted:
Continuing operations	$(0.75)	$(0.39)
Discontinued operations	$(0.15)	$(1.11)
Net loss	$(0.90)	$(1.51)
Shares used in computing net loss per share:
Basic and Diluted	118,696,278	112,475,039

Net loss	$(113,540)	$(185,226)
Other comprehensive income (loss) — foreign currency translation adjustments, net of tax	168	(1,155)
Comprehensive loss	(113,372)	(186,381)
Comprehensive loss attributable to noncontrolling interests	(7,208)	(15,885)
Comprehensive loss attributable to Class A shareholders	$(106,164)	$(170,496)

Discontinued Operations: Obagi Medical First Half Performance
On July 30, 2026, the Company completed the sale of the Obagi Medical business to Bridgepoint, and the results of the Obagi Medical operations are presented as discontinued operations for all periods presented. The commentary below describes the performance of the Obagi Medical business for the first half of 2026, prior to the completion of the sale.
Obagi Medical net revenue for the first half of 2026 was $90.8 million, a 27.1% increase versus $71.4 million in the first half of 2025. Excluding the Obagi Medical rights in Japan, which were sold to Rohto Pharmaceutical in November 2025, net revenue increased 31.2% versus $69.2 million in the first half of 2025. The strong growth in the period was primarily organic, driven by the existing skincare range, with the balance attributable to the commencement of injectables distribution during the first half of 2026.
Gross profit was $69.0 million, representing a gross margin of 76.0% compared with 72.1% in the first half of 2025. Operating loss from discontinued operations was $7.0 million, compared with $146.2 million in the first half of 2025, which included a $132.1 million non-cash goodwill impairment charge. Net loss from discontinued operations, net of income taxes, was $18.7 million, including $13.5 million of net interest expense, compared with $136.9 million in the first half of 2025.
SUMMARY OF UNAUDITED ASSETS AND LIABILITIES OF DISCONTINUED OPERATIONS
(In thousands of U.S. dollars)

	June 30, 2026	December 31, 2025
Cash, cash equivalents, and restricted cash	$12,352	$26,058
Accounts receivable, net	12,804	9,619
Inventories	27,720	23,442
Prepaid expenses and other current assets	4,392	5,461
Intangible assets, net	311,027	323,411
Goodwill	62,459	62,459
Other assets	5,660	4,071
Total assets from discontinued operations - held for sale	$436,414	$454,521	*

Accounts payable	$13,496	$7,069
Contingent consideration liabilities	21,841	21,021
Other liabilities	20,146	32,578
Total liabilities from discontinued operations - held for sale	$55,483	$60,668	*
* Amounts in the comparative period are classified as current and noncurrent in the summary of unaudited condensed consolidated balance sheets.
SUMMARY OF UNAUDITED RESULTS FROM DISCONTINUED OPERATIONS
(In thousands of U.S. dollars)

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Net revenue from discontinued operations	$90,791	$71,416
Cost of goods sold	21,765	19,917
Gross profit	69,026	51,499
Selling, general and administrative	76,032	65,605
Loss on impairment of goodwill	—	132,058
Total operating expenses	76,032	197,663
Operating loss from discontinued operations	(7,006)	(146,164)
Interest expense, net	13,515	—
Change in fair value of liabilities	2,669	18
Other income, net	(1,042)	(232)
Total other expenses (income), net	15,141	(214)
Loss from operations, before income taxes	(22,148)	(145,950)
Income tax benefit	(3,460)	(9,020)
Net loss from discontinued operations, net of income taxes	$(18,688)	$(136,930)

Notes
About Waldencast plc
Waldencast plc (NASDAQ: WALD) is the parent company of Milk Makeup, the clean prestige beauty brand born from the creative community of Milk Studios in downtown New York City. Founded in 2016, Milk Makeup is built on the values of self-expression and inclusion, captured by its signature “Live Your Look,” and creates vegan, cruelty-free, clean formulas across a portfolio of hero franchises. Milk Makeup is available through milkmakeup.com and retail partners including Sephora, Ulta Beauty and Amazon Premium Beauty in the U.S., and select retailers internationally. For more information, please visit: www.milkmakeup.com.
Reconciliation of Non-GAAP Financial Measures
In addition to the financial measures presented in this release in accordance with U.S. GAAP, Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business.
There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not as alternatives to, financial measures prepared in accordance with GAAP.
Please refer to definitions set out in the release and the tables included in this release for a reconciliation of these metrics to the most directly comparable GAAP financial measures.
Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include non-cash expenses, such as depreciation and amortization, stock-based compensation, change in fair value of assets and liabilities, loss on impairment of goodwill, loss on extinguishment of debt, strategic review, and foreign currency translation loss (gain). In addition, adjustments include expenses that are not related to our underlying business performance including (1) legal, advisory and consultant fees related to the financial restatement of previously issued financial statements and associated regulatory investigation and acquisitions, and (2) other non-recurring costs, primarily tax restructuring costs. The Adjusted EBITDA reconciliation by Milk Makeup and central headquarters for each period is included in the Appendix.
Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue. The Adjusted EBITDA Margin reconciliation by Milk Makeup and central headquarters for each period is included in the Appendix.

Cautionary Statement Regarding Forward-Looking Statements
All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: our ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; our long-term strategy and future operations or operating results; expectations with respect to our industry and the markets in which it operates; future product introductions; developments relating to investigations and legal proceedings; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.
These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others (i) our ability to successfully implement our management’s plans and strategies; (ii) our ability to realize the contingent consideration, vendor notes and earnout payments receivable in connection with the Obagi Medical disposal; (iii) the impact of the material weaknesses in our internal control over financial reporting, including associated investigations, our efforts to remediate such material weaknesses and the timing of remediation and resolution of associated investigations; (iv) the overall economic and market conditions, sales forecasts and other information about our possible or assumed future results of operations or our performance; (v) the general impact of geopolitical events, including the impact of current wars, conflicts or other hostilities; (vi) our ability to manage expenses, our liquidity and our investments in working capital; (vii) any failure to obtain governmental and regulatory approvals related to our business and products; (viii) the impact of any international trade or foreign exchange restrictions, increased tariffs, foreign currency exchange fluctuations; (ix) our ability to raise additional capital or complete desired acquisitions; (x) developments related to ongoing disputes; (xi) volatility and trading volume of Waldencast’s securities due to a variety of factors, including Waldencast’s intended delisting and deregistration of its securities; (xii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; (xiii) the ability to continue to innovate Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences; (xiv) any shifts in the preferences of consumers as to where and how they shop; (xv) the impact of any unfavorable publicity on our business or products; (xvi) changes in future exchange or interest rates or credit ratings; (xvii) our ability to comply with laws, regulations, and policies, including as a result of any changes thereto; and (xiii) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2025 20-F (File No. 01-40207), filed with the SEC on March 13, 2026, and in our other documents that we file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.
Contacts:

Investors	Media
ICR	ICR
Allison Malkin	Brittney Fraser/Alecia Pulman
waldencastir@icrinc.com	waldencast@icrinc.com